

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 27, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Donald E. Vandenberg
Chief Executive Officer and Director
Sonterra Resources, Inc.
523 North Sam Houston Parkway East, Suite 1220
Houston, Texas 77060

> **Re: Sonterra Resources, Inc.**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed January 26, 2009**
> **File No. 0-29463**

Dear Mr. Vandenberg:

        We have completed our review of the above referenced filing and your response letter and have no further comments at this time.

                                                        Sincerely,

                                                        H. Roger Schwall
                                                        Assistant Director

cc: T. Levenberg
     J. Madison

     <u>via facsimile</u>
     Owen Naccarato
     (949) 851-9262